

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Matthew Grant
Managing Director, General Counsel
Bridge Investment Group Holdings Inc.
111 East Sego Lily Drive, Suite 400
Salt Lake City, UT 84070

>   **Re: Bridge Investment Group Holdings Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted May 27, 2021**
>   **CIK No. 0001854401**

Dear Mr. Grant:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Non-GAAP Financial Measures, page 106

1.   We note your revised disclosure on page 106, in response to comment 5, explaining the components of the reconciling line item labeled "net earnings from Bridge property operators". It does not appear as though loss and loss adjustment expenses are included in this reconciling line item as indicated in the disclosure describing the calculation of property operating expenses on page 106. Please explain or revise as necessary.

Matthew Grant
Bridge Investment Group Holdings Inc.
June 4, 2021
Page 2

You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance